Mail Stop 6010

May 12, 2006

Robert G. Gargus
Senior Vice President and Chief Financial Officer
Applied Micro Circuits Corporation
215 Moffett Park Drive
Sunnyvale, California 94089

> **Re: Applied Micro Circuits Corporation**
> **Form 10-K for the fiscal year ended March 31, 2005**
> **Filed June 7, 2005**
> **File No. 000-23193**

Dear Mr. Gargus:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Martin F. James
                                Senior Assistant Chief Accountant